Exhibit 99.1

Icon Energy Corp. Announces the Acquisition of a Kamsarmax Dry Bulk Carrier

ATHENS, GREECE, August 8, 2024 — Icon Energy Corp. (“Icon Energy” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes, announces that on August 2, 2024, it entered, through a separate wholly-owned subsidiary, into an agreement with an unaffiliated third-party to acquire a Kamsarmax dry bulk carrier, built in November 2007 in Japan, for a purchase price of $17.57 million. The Company expects to finance the purchase price of the vessel with a combination of cash on hand and borrowings under a new senior secured facility that the Company anticipates it will enter into prior to taking delivery of the vessel.

The acquisition is subject to the satisfaction of certain customary closing conditions and is expected to be concluded upon taking delivery of the vessel between September and November of 2024.

Ismini Panagiotidi, Chairman and Chief Executive Officer of Icon Energy commented:

“We are pleased to announce our first vessel acquisition since the completion of our Initial Public Offering. With our addition of this asset, we will double the size of our fleet, consistent with our growth strategy and goal to create value for our shareholders.”

About Icon Energy

Icon Energy is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes through the ownership, chartering and operation of oceangoing vessels. Icon Energy maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON”.

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com